AB 3/29

SEC Mail Processing Section
MAR 05 2012
Washington, DC
123

12013186

AB 3/10

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Angeles Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 S. Figueroa, Suite 1227
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Battison 818-516-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OLB 3/15

OATH OR AFFIRMATION

I, William J. Battison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angeles Capital Group, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

See Attached

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and ~~sworn to~~ (or affirmed) before me on this 27th day of February, 2012, by

(1) William J. Battison (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____ (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

BRYAN S. CHOI
Commission # 1898534
Notary Public - California
Los Angeles County
My Comm. Expires Aug 6, 2014

Place Notary Seal Above

Signature ____ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath of Affirmation

Document Date: 02-27-12 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

Angeles Capital Group, LLC

Report Pursuant to Rule 17a-e (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

PART I

Report of Independent Auditor	1
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Member's Equity	4
Statement of Changes in Financial Condition	5
Notes to Financial Statements	6 - 7

SCHEDULES

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	8
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	9
Schedule IV – Information Relating to Possession or Control Requirements under Rule 15c3-3	10

PART II

Report on Internal Control	11 - 12

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor

Member
Angeles Capital Group, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Angeles Capital Group, LLC as of December 31, 2011 and related statements of income (loss), changes in member's equity and changes in financial condition, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Angeles Capital Group, LLC.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Angeles Capital Group, LLC as of December 31, 2011 and the results of its income (loss), member's equity, changes in financial condition and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 24, 2012

Angeles Capital Group, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash - checking	$ 36,452
Furniture and Fixtures (net of accumulated depreciation of $1,750)	1,750
Total Assets	$ 38,202

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,188
Income tax payable	800
Payable to member	21,717
Total Liabilities	23,705
Member's Equity	14,497
Total Liabilities and Member's Equity	$ 38,202

See Accompanying Notes to Financial Statements

Angeles Capital Group, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2011

Revenues	
Investment banking fees	$ 70,000
Total Revenues	70,000
Operating Expenses	
Advertising	6,000
Automobile expense	3,412
Commission expense	56,000
Contributions	2,500
Depreciation expense	700
Dues and subscription	4,649
FINRA fees	1,980
Insurance	462
Licenses & permits	2,430
Miscellaneous	6,835
Office expense	6,978
Parking	2,645
Professional fees	17,732
Rent	21,600
Telephone and fax	1,767
Travel & entertainment	12,760
Total Operating Expenses	148,450
Income (Loss) Before Tax	(78,450)
Provision for State Taxes	800
Net Income (Loss)	$(79,250)

See Accompanying Notes to Financial Statements

Angeles Capital Group LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2011

	Member's Equity
Balance, December 31, 2010	$ 58,747
Contributions	35,000
Net income (loss)	(79,250)
Balance, December 31, 2011	$ 14,497

See Accompanying Notes to Financial Statements

Angeles Capital Group, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net (loss)	$ (79,250)
Member contributions, non cash	35,000
Depreciation expense	700
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	(830)
Income tax payable	800
Payable to member	(25,888)
Net cash used by operating activities	(69,468)
Cash Flows for Investing Activities:	0
Cash Flows for Financing Activities:	0
Net decrease in cash	(69,468)
Cash at beginning of year	105,920
Cash at end of year	$ 36,452

Supplemental Information

Interest paid	$ 0
Income taxes paid	$ 800
Member contributions, non cash	$ 35,000

See Accompanying Notes to Financial Statements

Angeles Capital Group, LLC
Notes to Financial Statements
December 31, 2011

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company -- Angeles Capital Group, LLC (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company provides investment banking services for established and emerging companies. These services include consultation and assistance with private and public offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Basis of Presentation -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncement -- The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition -- Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received.

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

NOTE 3 – INCOME TAXES

The Company is a Limited Liability Company, (LLC). Due to having one member, the Company is considered a single member LLC for federal tax purposes. As such it pays no Federal tax but passes its income or loss directly to its member. There is a minimum state tax ($800) plus a fee based on revenue over $250,000. In 2011, the Company's tax provision was as follows:

2011 state tax	$ 800

NOTE 4 – RELATED PARTY TRANSACTIONS

During the course of the year, the Member paid expenses on behalf of the Company and has not yet been fully reimbursed. The total amount as of December 31, 2011 is $21,717. Due to the short-term nature of this loan, no interest is being accrued.

NOTE 5 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 24, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Angeles Capital Group, LLC
Schedule I – Computation of Net Capital
Requirements Pursuant to Rule 15c3-1
December 31, 2011

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 14,497
Non allowable assets:	
Furniture and fixtures	(1,750)
Net Capital	$ 12,747
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 1,580
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 7,747
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 10,376
Computation of aggregate Indebtedness	
Total liabilities	$ 23,705
Percentage of aggregate indebtedness to net capital	186%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 13,547
Audit adjustment - tax	(800)
Net Capital per Audited Report	$ 12,747

See Accompanying Notes to Financial Statements

Angeles Capital Group, LLC
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Angeles Capital Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Angeles Capital Group, LLC
Schedule IV – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Angeles Capital Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Angeles Capital Group, LLC
Los Angeles, CA

In planning and performing my audit of the financial statements of Angeles Capital Group, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
Angeles Capital Group, LLC
Los Angeles, CA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 24, 2012